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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Sells Legacy 500 to Centreline, making it Europe’s Largest Operator of this Business Jet Model

Geneva, Switzerland, May 29, 2018 – Embraer announced today the signing of a purchase agreement for a pre-owned Legacy 500. The agreement was announced on the opening day of the 18th European Business Aviation Convention and Exhibition (EBACE) in Geneva, Switzerland. The business jet will be operated by Centreline, a UK-based full-service private jet company, which already operates two Legacy 500s. Delivery of this additional order is scheduled for August 2018.

“We are delighted and eager to support the growth of Centreline with the revolutionary Legacy 500,” said Michael Amalfitano, President & CEO of Embraer Executive Jets. “Beautifully designed and brilliantly engineered, the Legacy 500 delivers true value to operators and an unparalleled customer experience to its passengers.”

“We are very proud of our heritage in finding the perfect aircraft that meets our customers’ unique requirements and aligns to our brand values,” said Tanya Raynes, CEO of Centreline. “The Legacy 500 makes it easy to deliver an exceptional experience to our customers and its popularity sustains a good revenue stream for our aircraft owners.”

Centreline’s Legacy 500 has a premium cabin layout, with a berthing divan and six club seats that can become three lie-flat beds during flight, offering complete rest and relaxation, complemented by a full service galley, private rear lavatory with vanity and wardrobe, and the most generous baggage compartment in the jet’s class.

“I am thrilled to grow our fleet with another Legacy 500, whose interior design and very quiet cabin wows our customers,” said Captain James Pyne, Flight Operations Manager of Centreline. “We always receive positive feedback from customers and the aircraft’s astounding runway performance gets our passengers conveniently closer to each of their destinations.”

With 15 aircraft in operation throughout Europe, Africa and The Middle East, and more than 60 aircraft worldwide, the Legacy 500 is a medium cabin jet that has set new standards in passenger experience, offering the smoothest flights possible will full fly-by-wire technology.

For more information about Centreline, please visit: www.centreline.aero

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About the Legacy 500

The Legacy 500 has the best-in-class six-foot flat-floor cabin, which is comparable to those of some aircraft in the super midsize category. The Embraer DNA Design of the cabin includes eight club seats which may be berthed into four beds for complete rest in a cabin altitude of 5,800 feet. The in-flight entertainment system consists of a high definition video system, surround sound, multiple audio and video input options, a cabin management system, and three options for voice communications and connectivity.

The Legacy 500 is the first medium cabin business jet with digital flight controls, based on Fly-By-Wire technology, featuring side sticks. The state-of-the-art Rockwell Collins Pro Line Fusion avionics suite on four 15-inch high resolution LCD displays allows graphical flight planning, and has options like paperless operations capability, auto brakes, and the E2VS (Embraer Enhanced Vision System), which includes a Head Up Display (HUD) with the Enhanced Vision System (EVS).

The Legacy 500 is capable of flying at 45,000 feet and is powered by two Honeywell HTF7500E engines, the greenest in their class. Taking off from airfields as short as 4,084 ft, the Legacy 500 has a range of 3,125 nautical miles (5,788 kilometers) with four passengers, including NBAA IFR fuel reserves, which enables it to fly nonstop from London to Dubai or to Saharan Africa or to Gander, or from Teterboro to London.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, among the broadest in the market, consists of the entry-level Phenom 100EV and the light Phenom 300E jet, the medium cabin Legacy 450 and Legacy 450, the large Legacy 650E, and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,200 aircraft, which are in operation in more than 70 countries and are supported by the Company’s global Customer Support and Services network of over 70 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, visit www.EmbraerExecutiveJets.com.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer